

July 13, 2011

Via E-mail
Mr. Alan G. Levin
Executive Vice President and
Chief Financial Officer
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, PA 19317

      Re: **Endo Pharmaceuticals Holdings Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2010
                  Filed February 28, 2011
                  File No. 001-15989

Dear Mr. Levin:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 79

1. You discuss some of your specific pipeline projects on pages 13 through 15. Please provide us the following information:

- The composition of the total research and development expense shown in the financial statements for each period presented, as practicable. This may take a variety of forms depending on how you manage and report projects within the organization. We believe distinguishing between preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of research and development expense and trends.

- If the future research and development expense or composition of research and development expense is reasonably likely to differ from current trends, provide us proposed disclosure to be included in future periodic reports discussing the reasons for the change and the expected effect on future operations and financial position.

Note 14. Commitments and Contingencies
Legal Proceedings, page F-70

2. You state on page F-70 that, "while we cannot predict the outcome of our ongoing legal proceedings and we intend to vigorously defend our position, an adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position, results of operations and cash flows." It appears that your disclosure does not meet the requirements of ASC 450-20-50-4. Please provide us proposed disclosure to be included in future periodic reports showing an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. If you are unable to make a reasonable estimate, please tell us the procedures you undertake on a quarterly basis to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant